EXHIBIT 21

Jurisdiction or
Name	State of Incorporation

Citizens & Northern Bank (A)	Pennsylvania

Bucktail Life Insurance Company (A)	Arizona

Citizens & Northern Investment Corporation (A)	Delaware

C&N Financial Services Corporation (B)	Pennsylvania

(A) Wholly-owned subsidiary of Citizens & Northern Corporation

(B) Wholly-owned subsidiary of Citizens & Northern Bank